EXHIBIT 12.1
EARLE M. JORGENSEN COMPANY, INC.
STATEMENT OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Year Ended March 31,
	2004	2005	2006
Income (loss) before income taxes	$(20,435)	$58,941	$122,267
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	90,147	75,800	56,568
Rentals (one-third of all rent and related costs charged to income)	7,434	7,103	6,815

Total fixed charges	97,581	82,903	63,383

Amortization of capitalized interest	39	47	—
Less capitalized interest	(61)	—	—

Earnings before income taxes and fixed charges	$77,124	$141,891	$185,650

Ratio of earnings to fixed charges	0.79	1.71	2.93
Amount by which earnings are inadequate to cover fixed charges	$(20,457)	$—	$—